AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 1, 2011
UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
(Name of Subject Company)

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

24610T108
(CUSIP Number of Class of Securities)

David F. Connor, Esq., Secretary
Delaware Investments National Municipal Income Fund
2005 Market Street
Philadelphia, Pennsylvania 19103
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE
TRANSACTION VALUATION $13,200,997 (a) AMOUNT OF FILING FEE: $2,640 (b)

(a) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 994,051 shares of Common Stock of Delaware Investments National Municipal Income Fund by $13.28, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on August 25, 2011.

(b) Calculated as 1/50 of 1% of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: _____________________________________________________
Form or Registration No.: _____________________________________________________
Filing Party: _______________________________________________________________
Date Filed: ________________________________________________________________

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / / third-party tender offer subject to Rule 14d-1.

    /X/ issuer tender offer subject to Rule 13e-4.

    / / going-private transaction subject to Rule 13e-3.

    / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

EXPLANATORY NOTE

     Copies of the Offer to Purchase, dated September 1, 2011, and the Letter of Transmittal, among other documents, have been filed by Delaware Investments National Municipal Income Fund as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1. SUMMARY TERM SHEET.

     Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Delaware Investments National Municipal Income Fund, a diversified, closed-end management investment company organized as a Massachusetts business trust (the “Fund”). The principal executive offices of the Fund are located at 2005 Market Street, Philadelphia, Pennsylvania 19103. The telephone number is 1-800-523-1918.

     (b) The title of the subject class of equity securities described in the offer is common shares of beneficial interest, par value $0.01 per share (the “Shares”). As of August 1, 2011 there were 5,522,507 Shares issued and outstanding.

     (c) The principal market in which the Shares are traded is the NYSE Amex. For information on the high, low and closing (as of the close of ordinary trading on the New York Stock Exchange on the last day of each of the Fund’s fiscal quarters) net asset values and market prices of the Shares in such principal market for each quarter during the Fund’s past two fiscal years (as well as the first fiscal quarter of 2011), see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name of the filing person is Delaware Investments National Municipal Income Fund (previously defined as the “Fund”), a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and organized as a Massachusetts business trust. The principal executive offices of the Fund are located at 2005 Market Street, Philadelphia, Pennsylvania 19103. The telephone number is 1-800-523-1918. The filing person is the subject company. The members of the Board of Trustees of the Fund are as follows: Patrick P. Coyne (Chairman), Thomas L. Bennett, John A. Fry, Anthony D. Knerr, Lucinda S. Landreth, Ann R. Leven, Thomas F. Madison, Janet L. Yeomans and J. Richard Zecher. Mr. Coyne is considered an “interested person” of the Fund, as that term is defined in the 1940 Act, because of his affiliation with the investment adviser of the Fund.

     The executive officers of the Fund are Patrick P. Coyne, Chairman, President and Chief Executive Officer and Richard Salus, Senior Vice President and Chief Financial Officer.

     Correspondence to the Trustees and executive officers of the Fund should be mailed to c/o Delaware Investments National Municipal Income Fund, 2005 Market Street, Philadelphia, Pennsylvania 19103, Attn: Secretary.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The Fund’s Board of Trustees has determined to commence an offer to purchase up to 18%, or 994,051 Shares of the Fund’s issued and outstanding common shares of beneficial interest. The offer is for cash at a price equal to 99% of the Fund’s net asset value (“NAV”) per Share as of the close of ordinary trading on the New York Stock Exchange on October 3, 2011, or the next business day after which the offer is extended, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

     A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares; Service Fee” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights” and Section 4, “Payment for Shares” in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer” and Section 14, “Certain Federal Income Tax Consequences,” in the Offer to Purchase.

     (b) The Fund has been informed that no Trustees, officers or affiliates (as the term “affiliate” is defined in Rule 12b-2 under the Exchange Act) of the Fund intend to tender Shares pursuant to the Offer to Purchase and, therefore, the Fund does not intend to purchase Shares from any officer, Trustee or affiliate of the Fund pursuant to the Offer to Purchase.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) Reference is hereby made to Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” and Section 16, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a)-(c) Reference is hereby made to Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer” and Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

     (d) Not applicable.

     The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Trustees, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference. There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund. In addition, based upon the Fund’s records and upon information provided to the Fund by its Trustees, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a)(1) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

     (a)(2)-(5) Not applicable.

     (b) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Letter to Shareholders from the President of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(1)(vi)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release dated August 18, 2011.1
(b)	Not applicable.
(d)(1)	Form of Depositary and Information Agent Agreement between the Fund and BNY Mellon Shareowner Services.
(d)(2)	Investment Management Agreement with Delaware Management Company dated January 4, 2010.2
(d)(3)	Transfer Agent Services Agreement with Mellon Investor Services LLC dated December 8, 2000.3
(d)(4)	Fund Accounting and Financial Administration Services Agreement with The Bank of New York Mellon (formerly, Mellon Bank, N.A.) dated October 1, 2007. 4
(d)(5)	Fund Accounting and Financial Administration Oversight Agreement with Delaware Service Company, Inc. dated January 4, 2010. 5
(d)(6)	Mutual Fund Custody and Services Agreement with The Bank of New York Mellon (formerly, Mellon Bank, N.A.) dated July 20, 2007. 6
(g)	Not applicable.
(h)	Not applicable.

____________________
1 Previously filed on Schedule TO via EDGAR on August 18, 2011.
2 Incorporated by reference to Exhibit 77.Q.1(e) of the Fund’s form N-SARB, filed with the SEC on May 28, 2010.
3 Incorporated by reference to 17(a) of the Fund’s Registration Statement on Form N-14 filed with the SEC on March 2, 2011.
4 Incorporated by reference to Exhibit (h)(2) of Post-Effective Amendment No. 35 to the Delaware Group® Tax-Free Fund’s Registration Statement filed with the SEC on December 28, 2007.
5 Incorporated by reference to Exhibit (h)(3) of Post-Effective Amendment No. 40 to the Delaware Group® Tax-Free Fund’s Registration Statement filed with the SEC on October 29, 2010.
6 Incorporated by reference to Exhibit (g)(1) of Post-Effective Amendment No. 37 to the Delaware Group® Tax-Free Fund’s Registration Statement filed with the SEC on December 29, 2008.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELAWARE INVESTMENTS NATIONAL MUNICIPAL
INCOME FUND

/s/ Patrick P. Coyne
Patrick P. Coyne
Chairman, Trustee, President and Chief Executive Officer

September 1, 2011

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Letter to Shareholders from the President of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(1)(vi)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9.
(d)(1)	Form of Depositary and Information Agent Agreement between the Fund and BNY Mellon Shareowner Services.